UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Update to Initial Mandatory Exchange Notice

Subject:	Scheme of Arrangement among Videocon d2h Limited and Dish TV India Limited and their respective shareholders and creditors
CUSIP:	25471A401
ADR Ratio:	1 ADS: 4 ORD Shares
Symbol:	VDTH

Reference is made to the notice issued by Videocon d2h Limited (“Videocon d2h”) dated December 18, 2017 (the “Initial Mandatory Exchange Notice”). Capitalized terms not defined herein are used as defined in the Initial Mandatory Exchange Notice.

Videocon d2h hereby announces that the Scheme of Arrangement (the “Scheme”) among Videocon d2h, Dish TV India Limited (“Dish TV”), and their respective shareholders and creditors has not become effective on December 27, 2017 (the previously announced Scheme Effective Date). Accordingly, the previously announced mandatory exchange of all outstanding equity shares of Videocon d2h, including equity shares underlying Videocon d2h American Depositary Shares (the “ADSs”), for new equity shares of Dish TV will no longer occur effective as of January 4, 2018 (the previously announced GDS Effective Date). The updated Scheme Effective Date, GDS Effective Date and Record Date will be announced in due course.

Videocon d2h ADS holders who did not exercise the cancellation option during December 18, 2017 to December 22, 2017 and still wish to elect to receive equity shares of Dish TV in lieu of receiving new Dish TV GDSs may continue to instruct the Depositary to cancel their ADSs as per the process set out in the Cancellation Option described in the Initial Mandatory Exchange Notice. However, Videocon d2h ADS holders are strongly advised to wait until the updated timeline for the Scheme is announced before exercising Cancellation Option. Videocon d2h ADS holders who wish to elect to cancel their Videocon d2h ADSs and ultimately receive the new equity shares of Dish TV are required to have a DR sub-type account for such purpose and should consult their local broker about the opening of a DR sub-type account, if not already in place (as well as any fees or costs that they will incur in connection with the Cancellation Option).

The underlying Videocon d2h equity shares received upon the cancellation of Videocon d2h ADSs are not listed on any stock exchange, and there will be no liquid market in the trading of such securities. In addition, once Videocon d2h ADSs have been converted into Videocon d2h equity shares, it may not be possible to re-deposit those shares into the Videocon d2h ADS program. Accordingly, Videocon d2h ADS holders are strongly advised to wait until the updated timeline for the Scheme is announced (including the updated Scheme Effective Date, GDS Effective Date and Record Date) before requesting the Depositary to cancel their ADSs. By instructing the Depositary to cancel their ADSs, the Videocon d2h ADS holders will be deemed to acknowledge and understand the foregoing.

Trading of Videocon d2h ADSs will continue on NASDAQ until such time as will be further advised by an additional notice subsequent hereto in which an updated timelines for the Scheme will be announced.

This communication does not constitute an offer of any securities for sale or a solicitation of an offer to purchase any securities in any jurisdiction. The equity shares of Dish TV and Dish TV GDSs issued pursuant to the Scheme will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under any relevant securities laws of any state or other jurisdiction of the United States. Such securities will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof. No public offering of such securities will be made in the United States. Such transaction has not been and will not be approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”), nor will the SEC or any U.S. state securities commission pass upon the merits or fairness of the transaction nor upon the adequacy or accuracy of the information contained in any document in connection with the Scheme. Any representation to the contrary is a criminal offence in the United States.

For further information with respect to the mandatory exchange, Videocon d2h ADS holders can contact American Stock Transfer & Trust, LLC, acting in its capacity as sub-agent to the Exchange Agent, at (866) 706-8374.

Further information in relation to the key dates and processes relating to the merger will be made available at http://ir.videocond2h.com/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 4, 2018

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman